As filed with the Securities and Exchange Commission on September 30, 2003

File No. 333-_________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

________________

21st CENTURY HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Florida	65-0248866
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4161 N.W. 5th Street, Plantation, FL 33317, (954) 581-9993

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

________________

Richard A. Widdicombe

Chief Executive Officer

21st Century Holding Company

4161 N.W. 5th Street

Plantation, FL 33317

(954) 581-9993

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

A. Jeffry Robinson, P.A.

Broad and Cassel

201 South Biscayne Boulevard

Miami Center, Suite 3000

Miami, Florida 33131

Telephone: (305) 373-9400

Telecopier: (305) 373-9443

________________

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  [  ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [  ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Unit (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Redeemable Warrants to purchase Common Stock, $.01 par value (3)	1,040,000 warrants	$ 12.50	$13,000,000	$1,051.70
Common Stock, $.01 par value	520,000 shares	$ -0-	$ -0-	$ -0-
Total registration fee				$1,051.70

(1)

Also includes, pursuant to Rule 416 under the Securities Act of 1933, an indeterminant number of shares and warrants that may be issued, offered or sold to prevent dilution resulting from stock splits, stock dividends, or similar transactions.

(2)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act.

(3)

Each Redeemable Warrant is exercisable for one-half share of Common Stock and has a minimum exercise price of $15.00 per share and a maximum exercise price of $25.00 per share.  The registration fee paid in connection herewith is based on the maximum exercise price per share.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

SUBJECT TO COMPLETION, SEPTEMBER 30, 2003

1,040,000 REDEEMABLE WARRANTS

520,000 SHARES OF COMMON STOCK

UNDERLYING REDEEMABLE WARRANTS

21st CENTURY HOLDING COMPANY

This prospectus covers:

•

1,040,000 redeemable warrants held by the purchasers of our 6% senior subordinated notes due July 31, 2006 and the placement agent for our private offering in which the notes were sold, all of whom are identified later in this prospectus. Each warrant is exercisable for one-half of one share of common stock. These warrants are transferable and expire on July 31, 2006.

•

520,000 shares of our common stock that will be issued upon exercise of these warrants.

We will not receive any proceeds from the sale of the common stock or the sale of the warrants prior to exercise. We will receive proceeds only from the exercise of the warrants. The exercise price of the warrants will be based on the weighted-average volume price for our common stock on Nasdaq for the 60 consecutive trading days following July 31, 2003, with a minimum exercise price per share of $15.00 and a maximum exercise price per share of $25.00. We will pay our out-of-pocket expenses, legal and accounting fees, and the other expenses of registering these shares and warrants for resale.

The shareholders and warrant holders named in this prospectus may offer and sell these shares and warrants at any time using a variety of different methods. The actual number of shares sold and the prices at which the shares or warrants are sold will depend upon the market prices at the time of those sales; therefore, we have not included in this prospectus information about the price to the public of the shares or warrants or the proceeds to the selling security holders.

Our common stock is traded on the Nasdaq National Market under the symbol “TCHC.” On September 29, 2003, the last reported sale price of the common stock on the Nasdaq National Market was $17.02 per share. Our warrants are not currently listed for trading.

You should carefully consider the “Risks of Investing in Our Shares” section beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September ____, 2003.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Page
PROSPECTUS SUMMARY	1
RISKS OF INVESTING IN OUR SHARES	3
Our revenues and operating performance may fluctuate with business cycles in the property and casualty insurance industry.	3
If we are unable to continue our growth by expanding the insurance products we offer and expanding the markets in which we operate, our future financial results may suffer.	3
Although we follow the industry practice of reinsuring a portion of our risks, we may not be able to successfully alleviate risk through reinsurance arrangements.	4
Our investment portfolio may suffer reduced returns or losses, which would significantly reduce our earnings.	5
Our loss reserves may be inadequate to cover our actual liability for losses, and as a result our results of operations could be adversely affected.	5
We are subject to significant government regulation, which can limit our growth and increase our expenses, thereby reducing our earnings.	6
We rely on agents, most of whom are independent agents or franchisees, to write our insurance policies, and if we are not able to attract and retain independent agents and franchisees, our revenues would be negatively affected.	6
Our primary insurance product, nonstandard automobile insurance, historically has a higher frequency of claims than standard automobile insurance, thereby increasing our potential for loss exposure beyond what we would be likely to experience if we offered only standard automobile insurance.	6
Florida’s personal injury protection insurance statute contains provisions that favor claimants, causing us to experience a higher frequency of claims than might otherwise be the case if we operated only outside of Florida.	7
Our business strategy is to avoid competition in our automobile insurance products based on price to the extent possible. This strategy, however, may result in the loss of business in the short term.	7
With operations concentrated in Florida, we could be adversely affected by unpredictable catastrophic events such as hurricanes and tropical storms.	7
Our president and chief executive officer, and our president and chief executive officer of our principal subsidiaries, are key to the strategic direction of our company. If we were to lose the services of either of them, our business could be harmed.	8
The trading of warrants may negatively affect the trading prices of our common stock.	8
Our largest shareholders control approximately 32% of the voting power of our outstanding common stock, which could discourage potential acquirors and prevent changes in management.	8
We have authorized but unissued preferred stock, which could affect rights of holders of common stock.	8
Our articles of incorporation and bylaws and Florida law may discourage takeover attempts and changes in management.	9
As a holding company, we depend on the earnings of our subsidiaries and their ability to pay dividends to the holding company as the primary source of our income.	9

ii

(continued)

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give any information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these shares or warrants in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these shares or warrants.

iii

PROSPECTUS SUMMARY

This is only a summary and does not contain all of the information that may be important to you. You should read the more detailed information contained in this prospectus and all other information, including the financial information and statements with notes, as discussed in the “Where You Can Find More Information” section of this prospectus.

Overview

We are a vertically integrated insurance holding company, which, through our subsidiaries, controls substantially all aspects of the insurance underwriting, distribution and claims process. We underwrite personal automobile insurance, general liability insurance, flood insurance, homeowners insurance and mobile home property and casualty insurance in the State of Florida through our wholly owned subsidiaries, Federated National Insurance Company and American Vehicle Insurance Company. American Vehicle was approved in August 2003 to be a foreign insurer in the State of Georgia. During the year ended December 31, 2002, 83.42%, 13.75% and 2.83% of the policies we underwrote were for personal automobile insurance, homeowners insurance and mobile home property and casualty insurance, respectively. We internally process claims made by our own and third party insureds through our wholly owned claims adjusting company, Superior Adjusting, Inc. We also offer premium financing to our own and third-party insureds through our wholly owned subsidiary, Federated Premium Finance, Inc.

We market and distribute our own and third-party insurers’ products and our other services primarily in Central and South Florida, through a network of 23 agencies owned by Federated Agency Group, Inc., a wholly owned subsidiary, 42 franchised agencies, and approximately 125 independent agents. Through our wholly owned subsidiary, FedUSA, Inc., we franchise agencies under the FedUSA name. As of June 30, 2003, franchises were granted for 42 FedUSA agencies, of which 36 were operating. We intend to focus our future expansion efforts for our agency network on franchised agencies.

Assurance Managing General Agents, Inc., a wholly owned subsidiary, acts as Federated National’s and American Vehicle’s exclusive managing general agent. Assurance MGA currently provides all underwriting policy administration, marketing, accounting and financial services to Federated National, American Vehicle and our agencies, and participates in the negotiation of reinsurance contracts.

We offer electronic tax filing services through Express Tax Service, Inc., an 80%-owned subsidiary, as well as franchise opportunities for these services. As of June 30, 2003, there were 141 franchises granted in ten states. Revenue is generated through franchise sales, collection of royalties on tax preparation fees, incentives from business partners as well as fees from the preparation of income tax returns and income tax refund anticipation loans. In addition, Express Tax offers tax preparation services through more than 500 licensees nationwide, acting as sales representative.

We believe that we can be distinguished from our competitors because we generate revenue from substantially all aspects of the insurance underwriting, distribution and claims process. We provide quality service to both our agents and insureds by utilizing an integrated computer system, which links our insurance and service entities. Our computer and software systems allow for automated premium quotation, policy issuance, billing, payment and claims processing and enables us to continuously monitor substantially all aspects of our business. Using these systems, our agents can access a customer’s driving record, quote a premium, offer premium financing and, if requested, generate a policy on-site. We believe that these systems have facilitated our ability to market and underwrite insurance products on a cost-efficient basis, allow our owned and franchised agencies to be a “one stop” shop for insurance, tax preparation and other services, and will enhance our ability to expand in Florida and to other states.

Our primary products are nonstandard and standard personal automobile insurance. Of the total premiums we received in 2002, 96.7% were for nonstandard insurance policies and 3.3% were for standard insurance policies. The former is principally provided to insureds who are unable to obtain preferred or standard insurance coverage because of their payment history, driving record, age, vehicle type or other factors, including market conditions for preferred or standard risks. The latter is principally provided to insureds who present an average risk profile in terms of payment history, driving record, vehicle and other factors. We believe that industry-wide underwriting standards for standard insurance coverage have become more restrictive, thereby requiring more drivers to seek coverage in the nonstandard automobile insurance market. We believe that these factors have contributed to an increase in the size of the nonstandard personal automobile insurance market.

We currently underwrite and sell insurance in Florida and Georgia; however, we intend to expand to other selected states and we have applied to obtain a license to underwrite and sell personal automobile insurance in Alabama and North Carolina. We have also applied in Louisiana for homeowner’s and general liability programs. We will select additional states for expansion based on a number of criteria, including the size of the personal automobile insurance market, statewide loss results, competition and the regulatory climate. Our ability to expand into other states will be subject to receiving prior regulatory approval of each state. Certain states impose operating requirements upon licensee applicants, which may impose burdens on our ability to obtain a license to conduct insurance business in those other states. There can be no assurance that we will be able to obtain the required licenses, and the failure to do so would limit our ability to expand geographically.

Our executive offices are located at 4161 N.W. 5th Street, Plantation, Florida and our telephone number is (954) 581-9993.

RISKS OF INVESTING IN OUR SHARES

You should carefully consider the following risks, in addition to the other information presented in this prospectus or incorporated by reference into this prospectus, before making an investment decision. If any of these risks or uncertainties actually occur, our business, results of operations, financial condition, or prospects could be substantially harmed, which would adversely affect your investment.

Risks Related to Our Business

Our revenues and operating performance may fluctuate with business cycles in the property and casualty insurance industry.

Historically, the financial performance of the property and casualty insurance industry has tended to fluctuate in cyclical patterns characterized by periods of significant competition in pricing and underwriting terms and conditions, which is known as a “soft” insurance market, followed by periods of lessened competition and increasing premium rates, which is known as a “hard” insurance market. Although an individual insurance company’s financial performance is dependent on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern, with profitability generally increasing in hard markets and decreasing in soft markets. At present, we are experiencing a “hard” market in our automobile and property sectors. We cannot predict, however, how long these market conditions will persist.

If we are unable to continue our growth by expanding the insurance products we offer and expanding the markets in which we operate, our future financial results may suffer.

We have grown rapidly over the last few years. Our future growth will depend on our ability to underwrite and market additional insurance products and programs through our distribution network and our ability to further expand in the Florida market by franchising additional insurance agencies and establishing relationships with additional independent agents. Additionally, our goal is to expand our operations into other states. Whether we are able to accomplish these goals will depend on:

•

the availability of adequate capital,

•

our ability to obtain necessary regulatory approvals, and

•

our ability to maintain our financial strength ratings.

Availability of Capital. We believe that our company is sufficiently capitalized to operate our business as it now exists. Our existing sources of funds include our revolving loan from Flatiron Funding Company LLC, sales of our securities such as our recent private placement of $7,500,000 of our senior subordinated notes, and our earnings from operations and investments. Unexpected catastrophic events in our market areas could result in greater claims losses than anticipated, which could require us to limit or halt our growth while redeploying our capital to pay these unanticipated claims.

Regulatory Approvals. We have applied to the states of Alabama and North Carolina for licenses to underwrite and sell personal automobile insurance, as well as to the State of Louisiana for a license to write homeowner’s and general liability insurance. Although we are unaware at this time of any issues that would prevent us from obtaining these licenses, the state insurance regulators may require additional information, may add conditions to the licenses that we find unacceptable, or may deny our license applications. This would delay or prevent us from operating in those states. If we want to operate in any additional states, we must file similar applications for licenses, which is a time-consuming process that adds to our operating expenses.

Financial Strength Ratings. Third-party ratings agencies assess and rate the ability of insurers to pay its claims. These financial strength ratings are used by the insurance industry to assess the financial strength and quality of insurers. These ratings are based on criteria established by the rating agencies and reflect evaluations of each insurer’s profitability, debt and cash levels, customer base, adequacy and soundness of reinsurance, quality and estimated market value of assets, adequacy of reserves, and management. Ratings are based upon factors of concern to agents, reinsurers and policyholders and are not directed toward the protection of investors, such as purchasers of our common stock.

In 2002, A.M. Best Company assigned Federated National a B rating (“Fair,” which is the seventh of 14 rating categories) and American Vehicle a B+ rating (“Very Good,” which is the sixth of 14 rating categories). Federated National and American Vehicle are rated “A” (“Unsurpassed,” which is first of six ratings) by Demotech, Inc. If our financial condition deteriorates, we may not maintain our ratings. A downgrade or withdrawal of our ratings could severely limit or prevent us from writing or renewing desirable insurance policies or from obtaining adequate reinsurance.

Although we follow the industry practice of reinsuring a portion of our risks, we may not be able to successfully alleviate risk through reinsurance arrangements.

We follow the insurance industry practice of reinsuring a portion of our risks and paying for that protection based upon premiums received on all policies subject to this reinsurance. Our business depends on our ability to transfer or “cede” significant amounts of risk insured by us. Reinsurance makes the assuming reinsurer liable to the extent of the risk ceded. Prevailing market conditions in the property insurance market have limited the availability and increased the cost of reinsurance, which has increased our costs and reduced our profitability. We are also subject to credit risk with respect to our current and future reinsurers, as the ceding of risk to reinsurers does not relieve us of liability to our insureds regarding the portion of the risk that has been reinsured, if the reinsurers fail to pay for any reason. The insolvency of any reinsurers or their inability to pay claims would increase the claims that we must pay, thereby also harming our results of operations.

Both Federated National and American Vehicle cede approximately 40% of their premiums from automobile insurance policies to Transatlantic Reinsurance Company. Federated National obtains reinsurance for its property insurance policies on the private market in Bermuda and London and through the Florida Hurricane Catastrophe Fund that reinsures Federated National for liabilities resulting from a storm of $5.5 million to $39.0 million in the aggregate.

Our investment portfolio may suffer reduced returns or losses, which would significantly reduce our earnings.

As do other insurance companies, we depend on income from our investment portfolio for a substantial portion of our earnings. A significant decline in investment yields in our investment portfolio caused by fluctuations in interest rates or volatility in the stock market, or a default by issuers of securities that we own, could adversely affect the value of our investment portfolio and the returns that we earn on our portfolio, thereby substantially harming our financial condition and results of operations. During the time that normally elapses between the receipt of insurance premiums and any payment of insurance claims, we invest the funds received, together with our other available capital, primarily in fixed-maturity investments, mortgage loans and equity securities in order to generate investment income. In 2002, our interest and dividends earned totaled $1.3 million, or 27 % of our total net income of $4.6 million.

We experienced net realized investment losses of $1,369,961 for 2002, $2,911,658 for 2001 and $109,256 for 2000. The net realized losses experienced in 2001 and 2000 were primarily a function of the widely publicized declines in the industrial common stock valuations. As a result of the declines in the equity markets in 2001, we acquired securities in the more conservative and highly rated industrial bond markets in late 2001 and the first half of 2002. During 2002, we incurred a $2,000,000 decline in value of our investment in WorldCom, Inc. bonds. This write down is reflected in the $1,369,961 loss incurred in 2002. We have been experiencing a declining interest rate environment during the past three years. The effect on our bond portfolio of this declining interest rate environment has been to decrease our yields to maturity and the interest income generated accordingly.

Our loss reserves may be inadequate to cover our actual liability for losses, and as a result our results of operations could be adversely affected.

We maintain reserves to cover our estimated ultimate liabilities for loss and loss adjustment expenses. These reserves are estimates based on historical data and statistical projections of what we believe the settlement and administration of claims will cost based on facts and circumstances then known to us. Actual losses and loss adjustment expenses, however, may vary significantly from our estimates. For example, after the Company compared its reserve levels to its actual claims for the prior years, the Company increased its liability for loss and loss adjustment expenses by $90,874 for 2002, by $2,568,476 for 2001, and by $1,444,556 for 2000. These increases reflected primarily the Company’s loss experience under its personal automobile policies. Because of the uncertainties that surround estimated loss reserves, we cannot be certain that our reserves will be adequate to cover our actual losses. If our reserves for unpaid losses and loss adjustment expenses are less than actual losses and loss adjustment expenses, we will be required to increase our reserves with a corresponding reduction in our net income in the period in which the deficiency is identified. Future loss experience substantially in excess of our reserves for unpaid losses and loss adjustment expenses could substantially harm our results of operations and financial condition.

We are subject to significant government regulation, which can limit our growth and increase our expenses, thereby reducing our earnings.

We are subject to laws and regulations of Florida, our state of domicile, and Georgia, and will be subject to the laws of any state in which we conduct business in the future. These laws and regulations cover all aspects of our business and are generally designed to protect the interests of insurance policyholders. For example, these laws and regulations relate to authorized lines of business, capital surplus requirements, allowable rates and forms, investment parameters, underwriting limitations, restrictions upon transactions with affiliates, dividend limitations, changes in control, market conduct, and limitations on premium financing service charges. If we do not comply with the laws and regulations applicable to us, we may be subject to sanctions by the Florida Office of Insurance Regulation or monetary penalties. In addition, we may not be able to obtain necessary approvals to expand the types of insurance that we offer.

We rely on agents, most of whom are independent agents or franchisees, to write our insurance policies, and if we are not able to attract and retain independent agents and franchisees, our revenues would be negatively affected.

We currently market and distribute Federated National’s, American Vehicle’s and third-party insurers’ products and our other services through a network of 23 agencies that we own, 42 agencies that we franchise to others, and approximately 125 independent agents. Approximately 51% of our insurance products are sold through agents employed by us and franchised agents and approximately 49% of our products are sold through independent agents. Many of our competitors also rely on independent agents. As a result, we must compete with other insurers for independent agents’ business and other franchisors of insurance agencies for franchisees. Our competitors may offer a greater variety of insurance products, lower premiums for insurance coverage, or higher commissions to their agents. If our products, pricing and commissions do not remain competitive, we may find it more difficult to attract business from independent agents and to attract franchisees for our agencies to sell our products. A material reduction in the amount of our products that independent agents sell would negatively affect our revenues.

Our primary insurance product, nonstandard automobile insurance, historically has a higher frequency of claims than standard automobile insurance, thereby increasing our potential for loss exposure beyond what we would be likely to experience if we offered only standard automobile insurance.

Nonstandard automobile insurance, which is our primary product, is provided to insureds who are unable to obtain preferred or standard insurance coverage because of their payment histories, driving records, age, vehicle types, or prior claims histories. This type of automobile insurance historically has a higher frequency of claims than does preferred or standard automobile insurance policies, although the average dollar amount of the claims is usually smaller under nonstandard insurance policies. As a result, we are exposed to the possibility of increased loss exposure and higher claims experience than would be the case if we offered only standard automobile insurance.

Florida’s personal injury protection insurance statute contains provisions that favor claimants, causing us to experience a higher frequency of claims than might otherwise be the case if we operated only outside of Florida.

Florida’s personal injury protection insurance statute limits an insurer’s ability to deny benefits for medical treatment that is unrelated to the accident, that is unnecessary, or that is fraudulent. In addition, the statute allows claimants to obtain awards for attorney’s fees. Although this statute has been amended several times in recent years, primarily to address concerns over fraud, the Florida Legislature has been only marginally successful in implementing effective mechanisms that allow insurers to combat fraud and other abuses. We believe that this statute contributes to a higher frequency of claims under nonstandard automobile insurance policies in Florida, as compared to claims under standard automobile insurance policies in Florida and nonstandard and standard automobile insurance polices in other states. Although we believe that we have successfully offset these higher costs with premium increases, because of competition, we may not be able to do so with as much success in the future.

Our business strategy is to avoid competition in our automobile insurance products based on price to the extent possible. This strategy, however, may result in the loss of business in the short term.

Although our pricing is inevitably influenced to some degree by that of our competitors, we believe that it is generally not in our best interest to compete solely on price, choosing instead to compete on the basis of underwriting criteria, our distribution network, and our superior service to our agents and insureds. We compete with respect to automobile insurance in Florida with more than 100 companies, including companies of comparable or smaller size, such as U.S. Security Insurance Company, United Automobile Insurance Company, Direct General Insurance Company and Security National, as well as major insurers such as Progressive Casualty Insurance Company.  If we do not meet the prices offered by our competitors, we may lose business in the short term, which could also result in reduced revenues. We believe, however, that our strategy of avoiding price competition is best over the long term because it enables us to maintain a higher standard of services to our policy holders.

With operations concentrated in Florida, we could be adversely affected by unpredictable catastrophic events such as hurricanes and tropical storms.

We write insurance policies that cover automobile owners, homeowners and business owners for losses that result from catastrophes. Catastrophe losses can be caused by hurricanes, tropical storms, tornadoes, wind, hail, fires, riots and explosions, and their incidence and severity are inherently unpredictable. The extent of losses from a catastrophe is a function of two factors: the total amount of the insurance company’s exposure in the area affected by the event and the severity of the event. Our policyholders are currently concentrated in South and Central Florida, which is especially subject to adverse weather conditions such as hurricanes and tropical storms. Although we have not experienced significant claims as a result of a recent hurricane or other weather event, the occurrence of a catastrophe in South Florida could substantially harm us by causing claims to exceed our anticipated reserve for losses.

Our president and chief executive officer, and our president and chief executive officer of our principal subsidiaries, are key to the strategic direction of our company. If we were to lose the services of either of them, our business could be harmed.

We depend, and will continue to depend, on the services of one of our founders and principal shareholders, Edward J. Lawson, who is also our president and chairman of the board, as well as Richard Widdicombe, who is our chief executive officer. We have entered into an employment agreement with each of them and we maintain $3 million and $1 million in key life insurance on the lives of Mr. Lawson and Mr. Widdicombe, respectively. Nevertheless, because of Mr. Lawson’s and Mr. Widdicombe’s role and involvement in developing and implementing our current business strategy, the loss of either of their services could substantially harm our business.

Risks Related to an Investment in Our Shares

The trading of warrants may negatively affect the trading prices of our common stock.

We intend to list the warrants for trading on the Nasdaq National Market; we cannot assure you, however, that the warrants will be approved for trading. Each of the warrants entitles the holder to purchase one-half of one share of our common stock at an exercise price per share determined 60 trading days after July 31, 2006, which was the date of issuance of the warrants. If the warrants are listed for trading, the trading of the warrants may negatively affect the trading prices of our common stock due to certain potential investment strategies that may be used by holders of the warrants.

Our largest shareholders control approximately 32% of the voting power of our outstanding common stock, which could discourage potential acquirors and prevent changes in management.

Edward J. Lawson and Michele V. Lawson beneficially own approximately 32% of our outstanding common stock. As our largest shareholders, and our only shareholders owning more than 10% of our stock, the Lawsons have significant influence over the outcome of any shareholder vote. This voting power may discourage takeover attempts, changes in management or other changes in our corporate governance that other shareholders may desire.

We have authorized but unissued preferred stock, which could affect rights of holders of common stock.

Our articles of incorporation authorize the issuance of preferred stock with designations, rights and preferences determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. In addition, the preferred stock could be issued as a method of discouraging a takeover attempt. Although we do not intend to issue any preferred stock at this time, we may do so in the future.

Our articles of incorporation and bylaws and Florida law may discourage takeover attempts and changes in management.

Our articles of incorporation and bylaws contain provisions that may discourage takeover attempts and may prevent changes in management.

•

Our board of directors is elected in classes, with only two or three of the directors elected each year. As a result, shareholders would not be able to change the membership of the board in its entirety in any one year.

•

Our articles of incorporation prohibit shareholders from acting by written consent, meaning that shareholders will be required to conduct a meeting in order to vote on any proposals or take any action.

•

Our bylaws require at least 60 days’ notice if a shareholder desires to submit a proposal for a shareholder vote or to nominate a person for election to our board of directors.

In addition, Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations, such as our company.

•

The Florida Control Share Act provides that shares acquired in a “control share acquisition” will not have voting rights unless the voting rights are approved by a majority of the corporation’s disinterested shareholders. A “control share acquisition” is an acquisition, in whatever form, of voting power in any of the following ranges: (a) at least 20% but less than 33-1/3% of all voting power, (b) at least 33-1/3% but less than a majority of all voting power; or (c) a majority or more of all voting power.

•

The Florida Affiliated Transactions Act requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates).

As a holding company, we depend on the earnings of our subsidiaries and their ability to pay dividends to the holding company as the primary source of our income.

We are an insurance holding company whose primary assets are the stock of our subsidiaries. Our operations, and our ability to service our debt, are limited by the earnings of our subsidiaries and their payment of their earnings to us in the form of management fees, dividends, loans, advances or the reimbursement of expenses. These payments can be made only when our subsidiaries have adequate earnings. In addition, these payments made to us by our insurance subsidiaries are restricted by Florida law governing the insurance industry. Generally, Florida law limits the dividends payable by insurance companies under complicated formulas based on the subsidiary’s available capital and earnings. Under these formulas, Federated National would be able to pay approximately $200,000 in dividends in 2004 and American Vehicle would be able to pay approximately $70,000 in dividends in 2004. Florida law does authorize the Florida Office of Insurance Regulation to approve dividends that exceed the formula amounts.

No dividends were declared or paid by our subsidiaries in 2002, 2001 or 2000. Whether our subsidiaries will be able to pay dividends in 2003 depends on the results of their operations and their expected needs for capital. If our subsidiaries continue to achieve net income at current levels and conditions in the insurance markets remain relatively consistent, then we anticipate that our subsidiaries will begin to pay dividends to our company in 2003.

Historically, the operations and financing obligations of 21st Century as the parent company have required approximately $1.3 million per year. We anticipate that some of our obligations will be met through future dividends from our subsidiaries and the remainder from our existing sources of capital, such as our line of credit. The most likely reason why we would not be able to meet our obligations is if a catastrophic event expected to occur no more often than once in every 100 years were actually to occur and simultaneously, our reinsurance arrangements were to fail. If we need additional sources of capital, we currently expect that we would offer our securities to investors or obtain financing secured by our assets.

NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements in this prospectus or in documents that are incorporated by reference that are not historical fact are forward-looking statements that are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” or “continue” or the negative other variations thereof or comparable terminology are intended to identify forward-looking statements. The risks and uncertainties include, but are not limited to, the risks and uncertainties described in the prospectus or from time to time in our filings with the SEC.

USE OF PROCEEDS

We will receive proceeds of $_________ per share if the warrants are exercised. The likelihood of our receiving any proceeds from the exercise of the warrants increases as the market price of our common stock rises above the warrant exercise price. If all the warrants are exercised, we will receive net proceeds of approximately $___________ after deducting approximately $__________ in expenses in connection with the registration statement. Such proceeds, if any, will be used for working capital and general corporate purposes.

We will not receive any proceeds from the sale of the warrants prior to exercise or the sale of the common stock issued when the warrants are exercised.

SELLING SECURITY HOLDERS

The following table shows certain information as of the date of this prospectus regarding the number of shares of common stock and the number of warrants owned by the selling security holders and that are included for sale in this prospectus.  The number of shares of common stock owned reflected in the first table below assumes that no warrants are sold prior to exercise and that all warrants owned are exercised. Both of these tables also assume that all shares or warrants offered for sale in the prospectus are sold.

No selling security holder has been within the last three years, or is currently, affiliated with us.

Selling Shareholder	Ownership of Common Stock Before Offering		Number Offered By Selling Shareholder	Ownership of Common Stock After Offering
	Number	Percent		Number	Percent
Coastal Convertibles LTD	50,000	1.6%	50,000	0	*
J. Giordano Securities, LLC	20,000	*	20,000	0	*
Omicron Master Trust	33,333	1.1%	33,333	0	*
OTAPE Investments LLC	16,667	*	16,667	0	*
Newport Alternative Income Fund	6,667	*	6,667	0	*
Pandora Select Advisors, LLC	66,667	2.1%	66,667	0	*
SilverCreek II Limited	18,667	*	18,667	0	*
SilverCreek Limited Partnership	41,333	1.3%	41,333	0	*
Whitebox Convertible Arbitrage Partners, LP	133,333	4.1%	133,333	0	*
Whitebox Hedged High Yield Partners, LP	133,333	4.1%	133,333	0	*

————————

*

Less than 1%.

Selling Warrant Holder	Ownership of Warrants Before Offering		Number Offered By Selling Warrant Holder	Ownership of Warrants After Offering
	Number	Percent		Number	Percent
Coastal Convertibles LTD	100,000	9.6%	100,000	0	*
J. Giordano Securities, LLC	40,000	3.8%	40,000	0	*
Omicron Master Trust	66,667	6.4%	66,667	0	*
OTAPE Investments LLC	33,333	3.2%	33,333	0	*
Newport Alternative Income Fund	13,333	1.3%	13,333	0	*
Pandora Select Advisors, LLC	133,333	12.8%	133,333	0	*
SilverCreek II Limited	37,333	3.6%	37,333	0	*
SilverCreek Limited Partnership	82,667	7.9%	82,667	0	*
Whitebox Convertible Arbitrage Partners, LP	266,667	25.6%	266,667	0	*
Whitebox Hedged High Yield Partners, LP	266,667	25.6%	266,667	0	*

————————

*

Less than 1%.

The percentage of outstanding warrants shown in the table above do not include a warrant issued previously in a separate transaction.

The selling security holders listed above have provided us with additional information regarding the individuals or entities that exercise control over the selling security holder.  The proceeds of any sale of shares or warrants pursuant to this prospectus will be for the benefit of the individuals that control the selling entity. The following is a list of the selling security holders and the entities that may exercise the right to vote or dispose of the shares or warrants owned by each selling security holder:

•

Coastal Convertibles LTD is managed by Tradewinds.

•

J. Giordano Securities, LLC is controlled by James Giordano.

•

Omicron Master Trust is managed by Omicron.

•

OTAPE Investments, LLC is managed by OTA.

•

Each of Newport Alternative Income Fund, SilverCreek II Limited and SilverCreek Limited Partnership is managed by SilverCreek.

•

Each of Pandora Select Partners, LP, Whitebox Convertible Arbitrage Partners, LP and Whitebox Hedged High Yield Partners, LP is managed by Whitebox Advisors, LLC.

OUR SECURITIES

Our authorized capital stock will consist of (i) 25,000,000 shares of common stock, par value $.01 per share, 3,210,870 shares of which are currently outstanding, and (ii) 1,000,000 shares of preferred stock, par value $.01 per share, none of which are outstanding.

Common Stock

Subject to the rights of the holders of any preferred stock that may be outstanding, each holder of our common stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Each holder of our common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, including the election of director. Holders of our common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. All outstanding shares of our common stock are, and the shares of our common stock offered hereby will be, when issued, fully paid and nonassessable.

Preferred Stock

Our Board of Directors has the authority to issue 1,000,000 shares of preferred stock in one or more series and to fix, by resolution, conditional, full, limited or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including the number of shares in such series (which the Board may increase or decrease as permitted by Florida law), liquidation preferences, dividend rates, conversion or exchange rights, redemption provisions of the shares constituting any series and such other special rights and protective provisions with respect to any class or series as the Board may deem advisable without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over our common stock with respect to dividend or liquidation rights or both and could have voting and other rights of shareholders. We have no present plans to issue shares of preferred stock.

Warrants

We issued the warrants to purchase shares of our common stock that are covered by this prospectus in a private offering on July 31, 2003. Each of the warrants entitles the registered holder to purchase one-half of one share of our common stock. The exercise price of the warrants will be equal to 115% of the weighted-average volume price of our common stock on Nasdaq as reported by Bloomberg Financial Markets for the 60 consecutive trading days following July 31, 2003, with a maximum exercise price of $25.00 per share and a minimum exercise price of $15.00 per share. The exercise price and the number of shares issuable upon exercise of the warrants are subject to adjustment in certain circumstances. Our warrants may be exercised until July 31, 2006, after which time warrant holders will have no further rights in the warrants.

We may redeem some or all of our outstanding warrants beginning July 31, 2004 for $0.01 per warrant at any time on 30 days’ prior written notice if the closing bid price of our common stock is 150% of the exercise price for 20 consecutive trading days.

We had previously issued warrants to purchase 125,000 shares of our common stock to Guilford Securities Incorporated, the managing underwriter of our initial public offering.  These warrants have an exercise price of $10.875 per share, are transferable by Guilford, and expire on November 10, 2003.  The exercise price and the number of shares issuable upon exercise of the warrants are subject to adjustment in certain circumstances.

Certain Florida Legislation

Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations.  The Florida Control Share Act generally provides that shares acquired in a “control share acquisition” will not possess any voting rights unless such voting rights are approved by a majority of the corporation’s disinterested shareholders.  A “control share acquisition” is an acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding “control shares” of a publicly held Florida corporation.  “Control shares” are shares, which, except for the Florida Control Share Act, would have voting power that, when added to all other shares owned by a person or in respect to which such person may exercise or direct the exercise of voting power, would entitle such person, immediately after acquisition of such shares, directly or indirectly, alone or as a part of a group, to exercise or direct the exercise of voting power in the election of directors within any of the following ranges:  (i) at least 20% but less than 33-1/3% of all voting power; (ii) at least 33-1/3% but less than a majority of all voting power; or (iii) a majority or more of all voting power. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates).  Florida law and our articles of incorporation and bylaws also authorize us to indemnify our directors, officers, employees and agents.  In addition, our articles and Florida law currently limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties, and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions, or certain other reckless, wanton or willful acts or misconduct.

Anti-Takeover Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

Certain provision of our articles of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium being paid over the market price for the shares held by shareholders. The following provisions may not be amended in our articles or bylaws without the affirmative vote of the holders of two-thirds of the outstanding shares of our common stock.

Classified Board of Directors. The articles and bylaws provide for the Board of Directors to be divided into three classes serving staggered terms. As a result, approximately one-third of the Board of Directors will be elected each year. The articles and bylaws also provide that directors may only be removed for cause and only upon the affirmative vote of the holders of at least two-thirds of the outstanding shares of capital stock entitled to vote. These provisions, when coupled with the provision of the articles and bylaws authorizing only the Board of Directors to fill vacant directorships or increase the size of the Board, may deter a shareholder from removing incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

Prohibition of Action by Unanimous Consent; Special Meeting of Shareholders. The articles and bylaws prohibit the taking of shareholder action by written consent without a meeting and provide that special meetings of shareholders be called only by a majority of the Board of Directors, our Chief Executive Officer or holders of not less than one-third of our outstanding voting stock.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. The bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual or special meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days prior to the meeting. If less than 70 days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, however, notice by the shareholder, to be timely, must be received no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever is first. The bylaws also specify certain requirements as to the content and form of a shareholder’s notice. These provisions may preclude shareholders from bringing matters before the shareholders at an annual or special meeting or from making nomination for directors at an annual or special meeting.

Amendment of Bylaws. Except for the provisions identified above requiring a two-thirds vote of the outstanding shares to alter, amend or repeal, the bylaws may only be altered, amended or repealed by the Board or the affirmative vote of the holders of at least a majority of our outstanding shares of capital stock.

Transfer Agent

The transfer agent for our common stock is X-Clearing Corporation, Denver, Colorado.

HOW THE SHARES AND WARRANTS MAY BE DISTRIBUTED

The selling security holders may sell shares of common stock and warrants in various ways and at various prices.  Some of the methods by which the selling security holders may sell shares and warrants include:

•

ordinary brokerage transactions and transactions in which the broker solicits purchasers or makes arrangements for other brokers to participate in soliciting purchasers;

•

privately negotiated transactions;

•

block trades in which the broker or dealer will attempt to sell the shares or warrants as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•

purchases by a broker or dealer as principal and resale by that broker or dealer for the selling security holder’s account under this prospectus on the Nasdaq National Market at prices and on terms then-prevailing in the market;

•

sales under Rule 144, if available, rather than using this prospectus;

•

a combination of any of these methods of sale; and

•

any other legally permitted method.

The applicable sales price may be affected by the type of transaction.

The selling security holders may also pledge shares as collateral for margin loans under their customer agreements with their brokers.  If there is a default by a selling security holder, the broker may offer and sell the pledged shares.  When selling shares and warrants, the selling security holders intend to comply with the prospectus delivery requirements under the Securities Act, by delivering a prospectus to each purchaser.  We may file any supplements, amendments or other necessary documents in compliance with the Securities Act that may be required in the event a selling security holder defaults under any customer agreement with brokers.

Brokers and dealers may receive commissions or discounts from the selling security holders or, in the event the broker-dealer acts as agent for the purchaser of the shares or warrants, from that purchaser, in amounts to be negotiated.  These commissions are not expected to exceed those customary in the types of transactions involved.

We cannot estimate at the present time the amount of commissions or discounts, if any, that will be paid by the selling security holders in connection with the sales of the shares or the warrants.

The selling security holders and any broker-dealers or agents that participate with a selling security holder in sales of the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Under the securities laws of certain states, the shares and warrants may be sold in those states only through registered or licensed broker-dealers.  In addition, the shares and warrants may not be sold unless the shares and warrants have been registered or qualified for sale in the relevant state or unless the shares and warrants qualify for an exemption from registration or qualification.

We have agreed to pay all of our out-of-pocket expenses and our professional fees and expenses incident to the registration of the shares and warrants.

The selling security holders and other persons participating in the distribution of the shares offered under this prospectus are subject to the applicable requirements of Regulation M promulgated under the Exchange Act in connection with sales of the shares and warrants.

LEGAL MATTERS

Broad and Cassel, a partnership including professional associations, Miami, Florida, is issuing an opinion regarding the validity of the offered shares of common stock and warrants.

EXPERTS

The financial statements of 21st Century Holding Company for the year ended December 31, 2002, incorporated by reference in this prospectus, have been audited by De Meo, Young, McGrath, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

The financial statements of 21st Century Holding Company for the years ended December 31, 2001 and 2000, incorporated by reference in this prospectus, have been audited by McKean, Paul, Chrycy, Fletcher & Co., independent certified public accountants, to the extent and for the periods as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC in connection with this offering. This prospectus does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. This prospectus may include references to material contracts or other material documents of ours; any summaries of these material contracts or documents are complete and are either included in this prospectus or incorporated by reference into this prospectus. You may refer to the exhibits that are part of the registration statement for a copy of the contract or document.

We also file annual, quarterly and current reports and other information with the SEC. You may read and copy any report or document we file, and the registration statement, including the exhibits, may be inspected at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

Quotations for the prices of our common stock appear on the Nasdaq National Market, and reports, proxy statements and other information about us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents are incorporated by reference into this prospectus:

•

Our Annual Report on Form 10-K for the year ended December 31, 2002, as amended,

•

Our proxy statement for our 2003 Annual Meeting of Shareholders,

•

Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2003, as amended, and for the quarter ended June 30, 2003, and

•

The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on October 28, 1998, as this description may be updated in any amendment to the Form 8-A.

In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, other than information furnished pursuant to Items 9 or 12 of Form 8-K, after the date of this prospectus and prior to the filing of a post-effective amendment that indicates that all securities registered hereby have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents with the SEC. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in a subsequently filed document incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

You may obtain a copy of these filings, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this prospectus or in a document incorporated by reference herein, at no cost, by writing or telephoning:

21st Century Holding Company

4161 N.W. 5th Street

Plantation, Florida 33317

Attention: James A. Epstein, General Counsel

Telephone: (954) 581-9993

Our file number under the Securities Exchange Act of 1934 is 0-2500111.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

We have authority under Section 607.0850 of the Florida Business Corporation Act to indemnify our directors and officers to the extent provided for in such law. Our articles of incorporation provide that we may insure, shall indemnify and shall advance expenses on behalf of our officers and directors to the fullest extent not prohibited by law. We also are a party to indemnification agreements with each of our directors and officers.

The SEC is of the opinion that indemnification of directors, officers and controlling persons for liabilities arising under the Securities Act is against public policy and is, therefore, unenforceable.

PART II

INFORMATION REQUIRED IN PROSPECTUS

Item 14.

Other Expenses of Issuance and Distribution.

The Registrant estimates that its expenses in connection with this registration statement will be as follows:

SEC registration fee		$1,051.70
Accounting fees and expenses (A)		(B)
Legal fees and expenses (A)		(B)
Printing expenses (A)		(B)
Miscellaneous (A)		(B)
Total	$

——————

(A)

All amounts except the Securities and Exchange Commission registration fee are estimated.

(B)

To be provided by amendment.

Item 15.

Indemnification of Directors and Officers.

The Registrant has authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided for in such law. The Registrant’s Amended and Restated Articles of Incorporation provide that the Registrant may insure, shall indemnify and shall advance expenses on behalf of its officers and directors to the fullest extent not prohibited by law. The Registrant is also a party to indemnification agreements with each of its directors and officers.

Item 16.

Exhibits.

4.1

Specimen of Common Stock Certificate (1)

4.2

Revised Representative’s Warrant Agreement including form of Representative’s Warrant(1)

4.3

Form of 6% Senior Subordinated Note due July 31, 2006(2)

4.4

Form of Redeemable Warrant dated July 31, 2003(2)

4.5

Unit Purchase Agreement dated July 31, 2003 between the Company and the purchasers of the 6% Senior Subordinated Notes due July 31, 2003(3)

5.1

Opinion of Broad and Cassel(3)

23.1

Consent of Broad and Cassel (included in its opinion filed as Exhibit 5.1)(3)

23.2

Consent of McKean, Paul, Chrycy, Fletcher & Co.(3)

23.3

Consent of De Meo, Young, McGrath(3)

25.1

Power of Attorney (included on the signature page to this Registration Statement)(3)

——————

(1)

Previously filed as exhibit of the same number to the Registrant’s Registration Statement on Form SB-2 (File No. 333-63623) and incorporated herein by reference.

(2)

Previously filed as Exhibits 4.1 and 4.2, respectively, to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

(3)

Filed herewith.

Item 17.

Undertakings

The undersigned Registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)

To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended;

(b)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(c)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plantation, State of Florida on this 30th day of September, 2003.

21st CENTURY HOLDING COMPANY

By: /s/ RICHARD A. WIDDICOMBE
Richard A. Widdicombe,
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Edward J. Lawson and Richard A. Widdicombe, or any one of them, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him or her and in his or her name, place and stead in any and all capacities to execute in the name of each such person who is then an officer or director of the Registrant any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the offering hereunder pursuant to Rule 462 under the Securities Act of 1933 and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises as fully as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signatures	Title	Date

/s/ EDWARD J. LAWSON Edward J. Lawson	Chairman of the Board of Directors and President	September 30, 2003
/s/ RICHARD A. WIDDICOMBE Richard A. Widdicombe	Chief Executive Officer and Director (Principal Executive Officer)	September 30, 2003
/s/ JAMES G. JENNINGS, III James G. Jennings, III	Chief Financial Officer (Principal Financial and Accounting Officer)	September 30, 2003

Signatures	Title	Date

/s/ CARL DORF Carl Dorf	Director	September 30, 2003

/s/ CHARLES B. HART, Jr. Charles B. Hart, Jr.	Director	September 30, 2003

/s/ BRUCE SIMBERG Bruce Simberg	Director	September 30, 2003

/s/ JAMES DEPELISI James DePelisi	Director	September 30, 2003

/s/ RICHARD W. WILCOX, JR. Richard W. Wilcox, Jr.	Director	September 30, 2003

EXHIBIT INDEX

Exhibit

Description

4.5

Unit Purchase Agreement dated July 31, 2003 between the Company and the purchasers of the 6% Senior Subordinated Notes due July 31, 2003

5.1

Opinion of Broad and Cassel

23.1

Consent of Broad and Cassel (included in Exhibit 5.1)

23.2

Consent of McKean, Paul, Chrycy, Fletcher & Co.

23.3

Consent of De Meo, Young, McGrath

24.1

Power of Attorney (included on the signature page to this Registration Statement)